(212) 701-3000

July 23, 2007

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

Re:	The Great Atlantic & Pacific Tea Company, Inc. Registration Statement on Form S-4 Filed May 24, 2007 File No. 333-143212

Dear Mr. Owings:

On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the “Company” or “A&P”), we hereby submit responses to the comments of the staff regarding the Company’s Registration Statement on Form S-4 Filed May 24, 2007 as set forth in your letter dated June 21, 2007 (the “Comment Letter”). Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to its registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on May 24, 2007. This amendment reflects the Company’s responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff’s comments contained in your letter and immediately following each comment is the Company’s response:

Registration Statement on Form S-4 filed May 24, 2007

Background of the Transaction, page 46

1. Please revise to elaborate upon why, after soliciting over 50 potentially interested parties, Pathmark decided to sell a substantial minority interest. Explain whether any of the parties expressed an interest in purchasing Pathmark.

Response: We have revised the disclosure on page 40 in response to the Staff’s comment. Additionally, the background to the Yucaipa Investors investment is extensively disclosed in Pathmark’s definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on May 6, 2005, relating to such investment.

2. You mention that Ronald Burkle, a principal of Yucaipa Company, contacted Christian Haub and that they held several meetings in 2005. Please revise to provide greater detail concerning the dates and subject matter of these meetings.

Similarly, please provide greater detail concerning the meeting in New York after the Pathmark’s board meeting on October 25, 2005.

Response: We have revised the disclosure on page 41 in response to the Staff’s comment.

3. In the fourth paragraph, you mention Tengelmann for the first time in this section. Please revise your disclosure to explain who they are and why they became involved in the transaction.

Response: We have revised the disclosure on page 40 in response to the Staff’s comment.

4. Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that “representatives” of Yucaipa, JPMorgan or Pathmark, “the independent members of the A&P board,” or “management” performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

Response: We have revised the disclosure in the discussion under “Background of the Transaction” on pages 40 through 59 in response to the Staff’s comment.

5. You disclose that in connection with discussion with private equity investors in November 2006, Tengelmann could not reach agreement with one party because numerous significant issues could not be resolved. Please revise your disclosure here and elsewhere where you make such references to summarize those issues.

Response: We have revised the disclosure on page 43 in response to the Staff’s comment.

6. We note that the Pathmark board of directors considered the A&P proposal and the alternatives available at its November 28, 2006 meeting. Please revise to include a discussion of the alternatives it considered.

Response: In response to the Staff’s comment, Pathmark has informed us that the reference to “the alternatives available” refers to the alternatives set forth in the latter part of the paragraph discussing the November 28, 2006 Pathmark board meeting on page 50 of the original Form S-4, regarding strategic initiatives for Pathmark. To clarify that the discussion is not referring to other alternatives, we have removed the reference to “alternatives available” on page 44.

7. In an appropriate place in your registration statement, please discuss the role Yucaipa played as a consultant to Pathmark and how they assisted Pathmark in determining to pursue the acquisition.

Response: In response to the Staff’s comment, we have revised the disclosure on page 87 to discuss the role Yucaipa played as a consultant to Pathmark.

8. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document and, if written, filed as an exhibit. This requirement includes final and preliminary reports. For example, please confirm to us that you have described in detail all oral and written presentations made to the board. In addition, you should file as exhibits to the Form S-4 any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Response: The requirement to furnish information regarding reports, opinions and appraisals is found in Item 4(b) of Form S-4, which provides “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 9(b)(1) through (6) of Schedule 13E-3.” We understand that the clause at the end of Item 4(b) of Form S-4 requiring disclosure “as would be required by Item 9(b)(1) through (6) of Schedule 13E-3” refers to the information specified in Item 1015(b)(1) through (6) of Regulation M-A. Item 4(b) of Form S-4 requires furnishing the information described in Item 1015(b)(1) through (6) of Regulation M-A only for reports that are (a) materially relating to the transaction and which are (b) referred to in the prospectus. The exhibit requirement relating to reports covered by Item 4(b) of Form S-4 is provided in Item 21(c) of Form S-4: “If information is provided pursuant to Item 4(b) of this Form, furnish the report, opinion or appraisal as an exhibit hereto, unless it is furnished as part of the prospectus.”

A&P and Pathmark supplementally confirm that they have disclosed in the Registration Statement all material information regarding reports, opinions or appraisals within the meaning of Item 4(b) of Form S-4. A&P and Pathmark also believe that they have conformed to customary practice in providing information presented by their financial advisors and that all material information regarding information presented by their financial advisors is included in the final opinions attached as Annexes to the joint proxy statement/prospectus and in the disclosure under the captions “Opinion of A&P’s Financial Advisor” and “Opinion of Pathmark’s Financial Advisor.”

A&P and Pathmark also believe that their disclosure in this regard is consistent with the disclosure in other recent transactions, including the acquisition by Harris Corporation of Stratex Networks, Inc., in connection with the Registration Statement on Form S-4 of Harris Stratex Networks, Inc., File No. 333-137980; and the acquisition by Harrah’s Entertainment, Inc., of Caesars

Entertainment, Inc., in connection with the Registration Statement on Form S-4 of Harrah’s Entertainment, Inc., File No. 333-119836.

Comparative Per Share Data, page 24

9. Please present such information in comparative columnar form such that pro forma and pro forma equivalent can be readily compared to the historical per share data. See Item 3(f) of the Instructions to Form S-4.

Response: We have revised the disclosure on page 22 in response to the Staff’s comment.

Opinion of A&P’s Financial Advisor, page 85

10. On page 86 and elsewhere in this discussion, you refer to the Synergies and the Divestiture Case that were prepared by A&P. Please disclose these forecasts or, if you believe they should not be disclosed, please explain why.

Response: A&P respectfully advises the Staff that the forecasts referred to were preliminary, related in part to periods that were historical by the time the merger agreement was executed and to periods for which historical information has been publicly disclosed by A&P, and are not the final versions of such forecasts. A&P believes that the referenced forecasts reflect targets and goals that are statements of A&P’s expectations and estimates of future results and, therefore, by disclosing this strategically sensitive information, A&P would be informing its competitors of A&P’s strategic and operating planning processes, thereby causing A&P competitive harm, which would adversely affect A&P’s stockholders. A&P believes that the disclosure provided in the Registration Statement includes all of the material information for stockholders to make informed decisions regarding the proposed merger and related proposals and that disclosure of the referenced forecasts would not provide additional material information to stockholders.

11. On page 92, please disclose how much of the $12 million fee was paid on announcement as compared to the amount that is contingent upon completion of the merger.

Response: We have revised the disclosure on page 80 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

Note 1 - Basis of Presentation, page 141

12. We note your statement “.... the merger may differ materially from that reflected in these pro forma financial statements for a number of reasons explained herein.” While pro forma financial statements are “as if” presentations that involve estimates and assumptions, uncertainties affecting the pro forma presentation and the possible consequences when they are resolved should be highlighted and quantified via discussion and sensitivity analysis. Accordingly, please summarize the specific reasons the pro forma financial statements may differ from actual assumptions used at closing under this caption. In this regard, you may perform the sensitivity analysis here or where the uncertain estimates are discussed in detail.

Response: In response to comments 12, 13 and 14, we have revised the disclosure to provide sensitivity analysis in Notes 2 and 3, beginning at page 125. We have also revised the disclosure in the introduction to the unaudited pro forma condensed combined financial information, at page 118, and in Note 1, beginning at page 124, in response to the Staff’s comment.

13. Your discussion in the second paragraph under this heading suggests that the pro forma financial statements are presented solely to comply with Article 11 of Regulation S-X. Article 11 contemplates pro forma financial statements provide the user with a presentation of the merging companies on an “as if” combined basis and should be prepared with some degree of effort in obtaining the necessary valuations, assumptions, etc. In this regard, we note a substantial amount of purchase price adjustments that have not been made in the pro forma financial statements but will be made upon consummation. Further it appears the purchase price could change. To the extent the volume of items requiring a sensitivity analysis would render the presented pro forma financial statements less meaningful, please consider additional pro forma presentations for different scenarios. See Rule 11-02(b)(8) of Regulation S-X.

Response: In response to comments 12, 13 and 14, we have revised the disclosure to provide sensitivity analysis in Notes 2 and 3, beginning at page 125. We have also revised the disclosure in the introduction to the unaudited pro forma condensed combined financial information, at page 118, and in Note 1, beginning at page 124, in response to the Staff’s comment.

Note 2 - Purchase Price, page 141

14. It appears that several components of the total purchase price will change based on changes in the quoted market price of Pathmark shares. If so, please present a sensitivity analysis for a given change in the price of Pathmark shares.

Response: We have revised Note 2 in response to the Staff’s comment, beginning at page 126.

15. Please disclose the calculated fair value under Black Scholes for the Pathmark options, warrants, restricted stock and restricted stock unit holders such that a user could recalculate the amounts in the table at the bottom of page 142.

Response: We have revised the disclosure to add a table in Note 2 at page 126 to reflect the Black-Scholes values for each of the tranches of options. In addition, we have revised the discussion of warrants in Note 2 at page 126.

The restricted stock and restricted stock units are being purchased for a cash amount that is not calculated under Black-Scholes; therefore, no such information is included for these instruments.

As noted in response to comment 24, we have revised the value of the 2005 Warrants to use the quoted market price of A&P common stock on the last trading day before the merger was announced as disclosed in Note 4-Financing. The pro forma financial statements and the notes thereto have been adjusted for this change.

16. Please supplementally explain why the out-of-money options granted prior to June 9, 2005, where consents are not obtained, will receive compensation treatment for the excess of fair value of the A&P options over the Pathmark options. In this regard, tell us how the fair values of the exchanged Pathmark options are reflected in the purchase price. Finally make it clear that the compensation charge is not included in the pro forma statement of operations. See Rule 11(b)(5) of Regulation S-X.

Response: The options that are “in-the-money” are settled in cash. The options that are “out-of-the-money” are exchanged for A&P options with the number of options being calculated based on a formula; which is dependent on the closing market price. A&P calculated compensation expense by calculating the value of the “out-of-the-money” Pathmark options before the transaction using the Black-Scholes method and a market price of $11.25, the quoted market price of Pathmark common stock, on the last trading day before the merger was announced (March 2, 2007). The fair value after the transaction was calculated using the A&P quoted market price as of March 2, 2007, the adjusted number of options and an adjusted exercise price, pursuant to the formula in the merger agreement.

The fair value reflected in the purchase price of $11.7 million is the fair value calculated using the Pathmark quoted closing market price. The fair value calculated using the A&P quoted closing market price is $14.8 million. The incremental fair value of $3.1 is considered compensation expense pursuant to FAS 123R paragraph 55 and therefore not purchase price.

We have revised the discussion of “out-of-the-money” options in Note 2 at page 126 in response to the Staff’s comment.

Note 3 - Purchase Price Allocation, page 143

17. We note from your disclosure that management is not able to estimate the value of certain assets at this time. Please expand your disclosure to clearly indicate, if true.

Response: We have revised the first paragraph of Note 3, beginning at page 127, in response to the Staff’s comment.

18. You state that the preliminary allocation of purchase price to favorable leases and certain owned property is $149 and $71.4 million, respectively based on a 2004 valuation. You later indicate that management believes a portion of the purchase price may be allocated to favorable and unfavorable contracts; we assume the leases are different from the contracts, please confirm. In this regard, you should make it clear that no value was allocated in the preliminary allocation to tangible assets and liabilities, the favorable and unfavorable contracts, benefit plan obligations, pharmacy scripts, customer relationships and trade name in the balance sheet. It is inherent in your disclosure regarding favorable leases and certain owned property that you do not plan on obtaining updated valuations for such items and expect to use the 2004 valuation as a basis to assign purchase price at closing. If so, please make that point clear. Tell us how you arrived at the conclusion that the 2004 valuation has not changed substantially to the expected closing date. Finally, please clarify that no amortization for the mentioned items is reflected in the pro forma combined statement of operations.

Response: We have revised the second paragraph of Note 3, discussing favorable leases at page 128, in response to the Staff’s comment. We have also revised the fourth paragraph of Note 3, discussing favorable and unfavorable contracts other than leases at page 128, in response to the Staff’s comment.

19. Please supplementally tell us the nature of the $17 million for the contractual premium. If it is similar to a refinancing fee, explain how it is reflected in the pro forma financial statements and whether Rule 11(b)(5) of Regulation S-X disclosure should be presented. Similarly, please tell us the nature of the deferred financing fees of $7.5 million and whether they will be included in the income/loss of the registrant in the proceeding 12 months.

Response: As part of the merger agreement, A&P agreed to fund Pathmark’s acquisition of Pathmark’s Senior Subordinated Notes, which contained a term in the indenture requiring a contractual premium of $104.375 to call the debt. The $17 million includes this premium plus an additional 50 basis points for related costs and expenses that A&P is required to pay to Pathmark as part of the consideration for acquiring Pathmark.

As A&P is not assuming or acquiring the Pathmark debt, A&P is therefore not acquiring the deferred financing fees of $7.5 million in the historical book value of fees on Pathmark’s books and therefore, have not included this value in the historical value of Pathmark assets acquired.

20. Explain to us in detail why the exchange of $448.2 million of long term debt would increase the historical book value of Pathmark net assets acquired in your table at the end of this note.

Response: We have revised Note 3 at page 129 to delete “exchanged” from the table and from the table in Note 4—Financing—Use of Funds at page 131. As noted in response to comment 19 above, A&P will fund Pathmark’s acquisition of this debt. Therefore, since the payment is treated as additional purchase price the historical net book value has been allocated to acquired net assets.

21. It appears you will record a substantial amount of Goodwill on this transaction, please explain to us in detail the process you have or will perform to ensure all identifiable assets and liabilities are recorded in the purchase price allocation. Please be detailed in your response as to your process and the types of assets or liabilities you anticipate recording. Please note that we may have further comment upon inclusion of Pathmark’s assets and operations in your Exchange Act Report financial statements.

Response: We will perform a valuation (with the assistance of a reputable experienced third-party valuation firm) of all real estate, including operating leases in accordance with Standards of Professional Appraisal Practice (USPAP). We will also perform a valuation of all other tangible and intangible assets with the assistance of a reputable experienced third-party valuation firm.

A&P will record the fair value of all assets and liabilities acquired that currently have a book value reflected on Pathmark’s Balance Sheet.

In addition, we have reviewed applicable accounting guidance and highlighted several potential intangible assets and liabilities which may be valued during the purchase price allocation process for our particular industry. We have revised Note 3, beginning at page 128, in response to the Staff’s comment. As noted in Note 3—Purchase Price Allocation, we will evaluate the need to record the following type of identifiable intangible assets, as well as any others that are identified during the valuation process:

•	Pharmacy Scripts

•	Customer Relationships

•	Trade Name

•	Favorable supplier contracts

•	Unfavorable supplier contracts

•	Favorable Leases

•	Unfavorable Leases

22. Please explain to us how you anticipate assigning goodwill to reporting units. In this regard, tell us whether acquisition of Pathmark will result in a segment(s) presentation. If not, please advise whether you anticipate assigning goodwill to a component as defined in paragraph 30 of SFAS no. 142. If so, please define the component for our understanding. If not, please explain how you will evaluate goodwill arising from this proposed acquisition. If you have not evaluated how you will assign goodwill and the related reporting unit determination, we respectfully request such information as soon as it is determined.

Response: We are in the process of evaluating the potential new reporting structure. Upon completing our review, we will provide the information requested; which review may not be completed until after consummation.

Note 4 - Financing, page 144

23. Given the significant changes to long-term debt, please disclose the future maturities of pro forma long-term debt in a note.

Response: We have revised Note 4—Debt at page 129 in response to the Staff’s comment.

24. We presume you used the guidance in EITF 99-12 in calculating the value of equity issued to Pathmark common shareholders. Please explain to us why you used a similar methodology to derive the stock value input for Black Scholes in your valuation of the 2005 warrants. Tell us why you used a pre-merger closing price assumption for the 2000 warrants and disclose what date assumption you will use for such warrants at closing. Lastly, tell us why the roll-over options are valued at the pre-merger closing price assumption for pro forma purposes but will be valued using an average closing price a few days surrounding the closing date. In responding to our questions, it may be helpful for our understanding to explain the terms of warrant or option settlement to the extent they impact your decision to use a particular input value for Black Scholes. We may have further comment.

Response: Regarding the 2005 warrants: Upon review of EITF 99-12, we have revised the valuation of this obligation included in the pro forma financial statements based on the quoted closing market price the last trading day before the merger was announced (March 2, 2007). Upon consummation of the merger, we will use the quoted market price of A&P common stock on the closing date. In addition, we have revised the pro forma financial statements to reflect the change in the value used for this obligation. We have revised the last paragraph of Note 4—Debt at page 130 in response to the Staff’s comment.

Regarding the 2000 warrants: We have revised the seventh paragraph of Note 2, discussing the market price of $32.08 for A&P shares at page 126 in response to the Staff’s comment. We have also revised the third paragraph of Note 4—Equity at page 130 in response to the Staff’s comment. The value used for the 2000 warrants will not change upon closing.

Regarding the roll-over options: These are valued at the pre-merger closing price for pro forma purposes but will be valued using the average closing price a few days surrounding the closing date. The roll-over options have a contractually agreed upon exchange ratio for the number of roll-over options that is dependent on the quoted closing price on the closing date. Therefore, the grant date is not considered to occur until the closing date per EITF 99-12. Therefore, while the value of common stock used to calculate the purchase price of $32.08 will not change upon closing for common stock issued to consummate the transaction, the value of the roll-over options will change, depending on the stock price at the closing date.

Please generally see revised Note 4—Financing, beginning at page 129.

Note 5 - Interest Expense and Income, page 146

25. Please provide a table showing how you determined the incremental adjustment of $48.7 million. Include in the table the amounts of interest expense assumed for the new debt.

Response: We have revised Note 5 at page 131 in response to the Staff’s comment.

Note 6 - Investment in Metro, page 146

26. Please supplementally advise why you will use the cost method to account for your investment when it appears it meets the requirements of paragraph 3 to SFAS no. 115. Please advise.

Response: We have revised the second paragraph of Note 6 at page 132 in response to the Staff’s comment.

Note 7 - Conforming Accounting Methods, page 147

27. Please explain to us A&P’s basis for accruing legal fees associated with all its self-insurance reserves and tell us how the amount of the liability for legal fees of Pathmark was determined. Please be detailed. At February 24, 2007 we note A&P has $133 million accrued for self-insurance reserves. Please tell us how much of this accrual is for legal fees. We may have further comment.

Response: SFAS 60 “Accounting and Reporting by Insurance Enterprises” requires that insurance companies accrue for claim adjustment expenses; which include any legal fees; however, little guidance is provided for other entities. There are differing practices for accruing liabilities for legal fees. Emerging Issues Task Force (EITF) Topic No. D-77, Accounting for Legal Costs Expected to Be Incurred in Connection with a Loss Contingency, indicates there is no definitive guidance on whether an accrual must be made for legal costs that the entity expects to incur upon defending itself in connection with a loss contingency; however, an entity’s treatment of legal costs should be based on a consistently applied accounting policy.

A&P’s accounting policy is to include legal expenses in determining estimated self-insurance reserves. Legal expenses incurred in connection with general liability and workers compensation are charged to the specific claim to which costs pertain. The accrual for self-insurance reserves is actuarially determined based on projected aggregate costs, including legal expenses, and, therefore, a separate accrual for legal fees is not computed.

A&P estimated the legal fees attributable to the outstanding Pathmark insurance reserves based on Pathmark historical annual legal costs attributable to insurance claims.

Note 8 - Income Tax Effect, page 147

28. Please tell us your basis for including what appears to be a material non-recurring credit directly attributable to the transaction in income. See Rule 11-02(b)5 of Regulation S-X.

Response: The pro forma combined company expects to be in a loss position; therefore there will not be an incremental tax benefit related to “normal” temporary differences recorded in the pro forma financial statements. However, because a net Deferred Tax Liability arises upon purchase, the combined company is able to recognize a tax benefit on the “taxable” Pro Forma Adjustments to the extent of the estimated net Deferred Tax Liability. The impact on the tax expense would be recurring to the extent that there is a loss generated for the combined company.

Undertakings, page II-2

29. Please revise to include the undertakings required by Item 512(a) of Regulation S-K.

Response: We have revised the Registration Statement at page II-2 in response to the Staff’s comment.

Exhibits 99.4 and 99.5

30. On page 44 and elsewhere in your registration statement, you indicate that you may adjourn the meeting to solicit additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response: The proxy cards, notices of stockholders’ meetings and the disclosure at pages 1, 3, 4, 7, 36, 37, 38 and 39 have been revised in response to the Staff’s comment.

* * * * *

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Registration Statement may be directed to Daniel Zimmerman at (212) 701-3777 or John Schuster at (212) 701-3323.

Very truly yours,

/s/ John Schuster

John Schuster

cc:	Allan Richards
Chris McGarry
Kenneth W. Orce
Helene R. Banks
John M. Newell